Exhibit (d)(6)

June 10, 2022

CONFIDENTIAL

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt

France

Re:	Exclusivity Agreement

Dear Sir or Madam:

This exclusivity agreement (the “Exclusivity Agreement”) sets forth certain understandings between Ipsen Pharma SAS (“Buyer”) and Epizyme, Inc. (the “Company”) with respect to discussions between the two parties relating to the possible acquisition by Buyer of all of the fully diluted outstanding equity securities of the Company (the “Proposed Transaction”).

1.	For purposes of this Exclusivity Agreement:

(a)

“Alternative Transaction” means any transaction (or series of related transactions) that would reasonably be expected to result in the sale or transfer of a majority or more of the equity securities of the Company or a majority or more of the consolidated total assets of the Company and its subsidiaries.

(b)	“Buyer’s Proposal” means Buyer’s proposal with respect to the Proposed Transaction dated June 9, 2022 and attached hereto as Exhibit A.

(c)	“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 7, 2022, between Buyer and the Company.

(d)

“Exclusivity Period” means, subject to paragraph 4 below, the period commencing on the date hereof and ending at 5:00 p.m. (Boston, Massachusetts time) on July 1, 2022 or the earlier execution of a definitive agreement by Buyer and the Company relating to the Proposed Transaction.

(e)

“Representative” means, with respect to a party hereto, the directors, officers, employees, agents and advisors of such party (including its attorneys, accountants, consultants, bankers and financial advisors).

(f)	“Trigger Date” means June 23, 2022

2.

In consideration of the time, effort and expense to be incurred by Buyer in connection with the Proposed Transaction, during the Exclusivity Period, the Company agrees that it shall not, and it shall cause each of its subsidiaries, and shall direct its and their respective Representatives not to (a) initiate, solicit or knowingly encourage any inquiry, proposal or offer from any person or entity (other than Buyer or any of its Representatives) for any Alternative Transaction, (b) disclose or otherwise make available to any person or entity (other than Buyer or any of its Representatives) any nonpublic information in connection with any Alternative Transaction or (c) engage in discussions or negotiations, or enter into any agreement, with any person or entity (other than Buyer or its Representatives) in connection with any Alternative Transaction.

Notwithstanding the foregoing, (i) the mere response by the Company or any of its Representatives to a communication or contact from a person or entity (other than Buyer or its Representatives) in respect of any inquiry, proposal or offer for any Alternative Transaction or request for nonpublic information in each case in which no information is conveyed to such person or entity other than the inability of the

Ipsen Pharma SAS

June 10, 2022

Company and its Representatives to have any further communication or contact at that time shall not constitute a breach of this Exclusivity Agreement and (ii) nothing contained in this Exclusivity Agreement shall, after the Trigger Date, prohibit the Company or any of its Representatives from taking any action otherwise prohibited by this Exclusivity Agreement with respect to any inquiry, offer or proposal received after the date hereof for an Alternative Transaction that does not arise from a material breach of this Exclusivity Agreement, if, in the good faith judgment of the Company’s board of directors, failure to take such action with respect thereto could reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

If during the Exclusivity Period the Company receives an inquiry, proposal or offer from any person or entity (other than Buyer or any of its Representatives) for an Alternative Transaction, the Company shall promptly notify Buyer of the receipt of such inquiry, proposal or offer.

3.

The Company shall, and shall cause its subsidiaries to, and shall direct its and their Representatives to, cease any and all contacts, discussions and negotiations with all third parties (other than Buyer or its Representatives) regarding any Alternative Transaction that are pending as of the date hereof.

4.

Notwithstanding anything to the contrary in this Exclusivity Agreement, the Exclusivity Period shall end, and this Exclusivity Agreement will terminate in its entirety and be of no further force or effect, upon written notice by the Company to the Buyer (email being sufficient) if Buyer proposes any reduction in or other adverse alteration to the proposed consideration (including the terms, nature and mix thereof)specifically described in Section 1 of the Buyer’s Proposal, such notice to be effective 24 hours after the Company provides notice to the Buyer (email being sufficient).

5.

Buyer agrees to notify the Company in writing promptly (and in any event within 24 hours) in the event that Buyer determines that it no longer intends to pursue the Proposed Transaction and upon such notice the Exclusivity Period shall end, and this Exclusivity Agreement will terminate in its entirety in accordance with Section 4 hereof.

6.

Nothing in this Exclusivity Agreement shall be construed as a binding obligation of either of the parties hereto to negotiate or enter into any agreement regarding the Proposed Transaction. Buyer and the Company understand and agree that no contract or agreement providing for any Proposed Transaction shall be deemed to exist, directly or indirectly, between them unless and until a definitive written agreement providing for a Proposed Transaction has been executed and delivered by the parties thereto. The parties to this Exclusivity Agreement also agree that, unless and until a definitive written agreement providing for a Proposed Transaction has been executed and delivered, neither of them will be under any legal obligation of any kind whatsoever with respect to a Proposed Transaction (including any obligation to negotiate in good faith or at all) by virtue of this Exclusivity Agreement, except for the express obligations set forth in this Exclusivity Agreement, it being understood that each party hereto reserves the right, in its sole discretion, to reject any and all proposals made with respect to the Proposed Transaction, and is free to abandon discussions or negotiations regarding the Proposed Transaction at any time for any reason or for no reason, and no such decision shall be subject to legal challenge.

7.

This Exclusivity Agreement, including the status, nature and substance of the discussions of the parties related to a Proposed Transaction, shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

8.

This Exclusivity Agreement (a) may be executed in counterparts, (b) shall be governed by the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware, (c) may only be amended in a writing executed by both of the parties and (d) constitutes the entire agreement of the parties with respect to the

Ipsen Pharma SAS

June 10, 2022

subject matter hereof (it being understood that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms). Each party hereby irrevocably and unconditionally consents to submit to personal jurisdiction and venue in the Court of Chancery of the State of Delaware located in New Castle County for any action, suit or proceeding arising out of or relating to this Exclusivity Agreement (or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Furthermore, each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Exclusivity Agreement in the Court of Chancery of the State of Delaware located in New Castle County (or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

[SIGNATURE PAGE FOLLOWS]

Please confirm your agreement with the foregoing by signing a copy of this Exclusivity Agreement where indicated below and returning the same to the undersigned.

Very truly yours,
EPIZYME, INC.

By:	/s/ Grant Bogle
Name:	Grant Bogle
Title:	President and Chief Executive Officer

Accepted and agreed as of the date first set forth above:

IPSEN PHARMA SAS

By:	/s/ Philippe Lopes-Fernandes
Name:	Philippe Lopes-Fernandes
Title:	EVP Chief Business Officer

Exhibit A

BUYER’S PROPOSAL DATED JUNE 9, 2022

This Amendment (the “Amendment”) to that certain Exclusivity Agreement, dated as of June 10, 2022 (the “Exclusivity Agreement”), by and between Ipsen Pharma SAS (“Ipsen”) and Epizyme, Inc. (“Epizyme”), is entered into by the parties thereto as of June 22, 2022.

Ipsen and Epizyme hereby amend the Exclusivity Agreement by replacing “June 23” in the definition of “Trigger Date” with “June 30”.

Except as specifically set forth above, the Exclusivity Agreement shall remain unaltered and in full force and effect. This Amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

IPSEN PHARMA SAS

By:	/s/ Philippe Lopes-Fernandes
Name:	Philippe Lopes-Fernandes
Title:	Executive Vice President, Chief Business Officer

EPIZYME, INC.

By:	/s/ Grant Bogle
Name:	Grant Bogle
Title:	President and Chief Executive Officer